UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment no.___)*

                                  TULARIK INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                               Claudio Pfammatter
                               Zurich Cantonalbank
                                    Postfach
                            8010 Zurich, Switzerland
                               41 (0) 1 292 31 62
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 899165104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Zurich Cantonalbank

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)     [ ]
      (b)     [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      11,358,238

9.    SOLE DISPOSITIVE POWER

      0

10.   SHARED DISPOSITIVE POWER

      11,358,238

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,358,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.4%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BK

      CUSIP No. 899165104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Pharma Vision AG

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)     [ ]
      (b)     [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      11,358,238

9.    SOLE DISPOSITIVE POWER

      0

10.   SHARED DISPOSITIVE POWER

      11,358,238

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,358,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.4%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO, IV

Item 1.  Security and Issuer.

         This statement relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Tularik Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is Two Corporate Drive, South San Francisco, California 94080.

Item 2.  Identity and Background.

         (a)-(c), (f) This statement is being filed jointly on behalf of Zurich Cantonalbank, a recognized investment company and registered bank supervised by the Swiss Banking Commission in Bern ("Cantonal"), and Pharma Vision AG, a Swiss corporation ("Pharma Vision", and together with Cantonal, the "Reporting Persons"). Cantonal owns fifty-one percent of the voting stock of Pharma Vision.

         The principal business address of Cantonal is Postfach, 8010 Zurich, Switzerland. The principal business address of Pharma Vision is Spielhof 3, 8750 Glarus, Switzerland.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of the Reporting Persons is set forth in Schedule A and incorporated herein by reference.

         (d)-(e) During the past five (5) years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a purchase agreement, on August 27, 2002 Cantonal acquired from BZ Group Holding Limited 51% of the voting stock of Pharma Vision and 56% of the voting stock of Spezialitaten Vision AG, a Swiss corporation ("Spezialitaten Vision"), thereby acquiring indirect beneficial ownership of the Company's Common Stock held directly by Pharma Vision.

         All of the funds used by Pharma Vision to acquire the Common Stock it owns directly came from funds available to it for investments. Pharma Vision acquired the Common Stock it owns directly as follows:

              1) On October 11, 1996, Pharma Vision purchased 3,280,000 shares of Series F Convertible Preferred Stock of the Company at a price of $10.00 per share. The Series F Convertible Preferred Stock were automatically converted into 3,280,000 shares of Common Stock in connection with the Company's initial public offering (the "IPO").

              2) On December 15, 1997, Pharma Vision purchased 5,000,000 shares of Series G Convertible Preferred Stock of the Company at a price of $10.25 per share. The Series G Convertible Preferred Stock was automatically converted into 5,000,000 shares of Common Stock in connection with the IPO.

              3) On December 9, 1999, Pharma Vision purchased 1,878,238 shares of Common Stock at a price of $14 per share in a direct offering from the Company concurrently with the IPO.

              4) On June 28, 2002, Pharma Vision purchased 1,200,000 shares of Common Stock at a price of $9.00 per share from Spezialitaten Vision.

Item 4.  Purpose of Transaction.

         Each of Cantonal and Pharma Vision acquired and continues to hold the Common Stock reported herein for investment purposes. Neither Cantonal nor Pharma Vision has any plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Pharma Vision directly beneficially owns 11,358,238 shares of Common Stock, or 22.4% of the shares of Common Stock outstanding. Cantonal may be deemed to indirectly beneficially own the 11,358,238 shares of Common Stock held directly by Pharma Vision.

         David V. Goeddel, a director of Pharma Vision, and a director and the chief executive officer of the Company, directly beneficially owns 2,068,334 shares of Common Stock. Dr. Goeddel may also be deemed to indirectly beneficially own 676.26 shares of Common Stock through a 401(k) plan trust and 160,000 shares of Common Stock through an additional trust, of which shares of Common Stock Dr. Goeddel has disclaimed beneficial ownership. Dr. Goeddel has options to acquire an aggregate of 188,752 shares of Common Stock in the 60 days following August 27, 2002. Cantonal and Pharma Vision disclaim beneficial ownership of any securities of the Company beneficially owned by Dr. Goeddel. Dr. Goeddel disclaims beneficial ownership of any securities of the Company beneficially owned by Cantonal and Pharma Vision.

         (b) Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, beneficially owns any shares of Common Stock.

         (c) The following is a list of transactions effected during the period sixty days prior to August 27, 2002. All such transactions were effected in the open market on the Nasdaq Stock Exchange, except that the purchase of Common Stock by Pharma Vision from Spezialitaten Vision was made in a private transaction:

         Purchases/Sales by Cantonal:

     Date of         Price Per Share      Number of Shares        Total Amount
  Purchase/Sale           ($)             Purchased/Sold       Paid/Received for
                                                                 the Shares ($)
      7/31/02            $7.41          Sale of 121,457           $899,996.37
      8/1/02             $7.60          Sale of 60,000            $456,000
      8/2/02             $7.65          Sale of 2,000             $15,300
      8/2/02             $7.48          Purchase of 5,000         $37,400
      8/6/02             $7.23          Purchase of 21,000        $151,830
      8/7/02             $7.72          Purchase of 101,005       $779,758.60
      8/8/02             $7.93          Purchase of 56,400        $447,252
      8/9/02             $8.07          Purchase of 52            $419.64

         Purchase by Pharma Vision from Spezialitaten Vision:

   Date of Purchase  Price Per Share      Number of Shares     Total Amount Paid
                          ($)                Purchased        for the Shares ($)
      6/28/02            $9.00               1,200,000            $10,800,000


         Except as described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has effected any transactions in the Common Stock during the period sixty days prior to August 27, 2002.

         (d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding the Common Stock, including but not limited to transfer or voting of any of such Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement dated as of September 5, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 5, 2002

                               ZURICH CANTONALBANK



                               /s/ C. Pfammatter
                               -----------------------------------
                               Name: C. Pfammatter
                               Title: Head of Compliance


                               /s/ B. Heusi
                               -----------------------------------
                               Name: B. Heusi
                               Title: Ass. Head of Compliance


                               PHARMA VISION AG



                               /s/ Dr. R. Stadler
                               -----------------------------------
                               Name: Dr. R. Stadler
                               Title: Legal Counsel


                               /s/ M. Meier
                               -----------------------------------
                               Name: M. Meier
                               Title: Controller

                                   Schedule A

         Set forth below are the names and positions of all of the directors and executive officers of Zurich Cantonalbank and Pharma Vision AG, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

ZURICH CANTONALBANK
Executive Officers and Members of the Board of Directors

Name                         Business Address                Principal Occupation       Citizenship

Hermann Weigold              Zurich Cantonalbank             Chairman of the Board of   Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Martin Zollinger             Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Liselotte Illi               Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Eduard Frauenfelder          Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Peter Ablanalp               Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Janos Blum                   Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Richard Gerster              Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Niklaus Kuhn                 Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Germain Mittaz               Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Maurice Pedergnana           Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Regula Pfister               Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Erich Rufenacht              Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Theo Schaub                  Zurich Cantonalbank             Member of the Board of     Switzerland
                             Bahnhofstrasse 9                Directors
                             8001 Zurich
                             Switzerland

Hans F. Vogeli               Zurich Cantonalbank             CEO                        Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Anton Allemann               Zurich Cantonalbank             Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Charles Stettler             Zurich Cantonalbank             Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Hans Fischer                 Zurich Cantonalbank             Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Martin Scholl                Zurich Cantonalbank             Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland




Pharma Vision
Executive Officers and Members of the Board of Directors

Name                         Business Address                 Principal Occupation      Citizenship
Martin Ebner                 Pharma Vision AG                 Chairman of the Board of  Switzerland
                             Spielhof 3                       Directors
                             8750 Glarus
                             Switzerland

David V. Goeddel             Pharma Vision AG                 Member of the Board of    United States
                             Spielhof 3                       Directors; Member of the
                             8750 Glarus                      Board of Directors and
                             Switzerland                      Chief Executive Officer
                                                              of Tularik, Inc.